UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2017

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) 414 Silver Ave. SW Albuquerque, New Mexico 87102-3289 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

PNM Resources, Inc.
(Name of issuer)

414 Silver Ave. SW
Albuquerque, New Mexico 87102-3289
(Address of issuer’s principal executive office)

PNM RESOURCES, INC. RETIREMENT SAVINGS PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
PNM Resources, Inc. Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, line 4(j) - Schedule of Reportable Transactions for the year ended December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Albuquerque, New Mexico
June 18, 2018

We have served as the Plan’s auditor since 2011.

PNM Resources, Inc. Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016

Investments, at fair value:
Registered investment companies	$570,175,291	$496,762,180
Collective investment trusts	90,316,318	90,084,392
PNM Resources, Inc. Common Stock Fund	8,800,960	7,887,418

Total investments at fair value	669,292,569	594,733,990

Receivables:
Employer contributions	551,683	561,961
Notes receivable from participants	9,413,113	9,701,701
Total receivables	9,964,796	10,263,662

Net assets available for benefits	$679,257,365	$604,997,652

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2017

Additions to net assets:
Income:
Interest and dividend income from investments	$22,733,701
Net appreciation in fair value of investments	70,146,210
Interest income on notes receivable from participants	567,174
Other income	233,689

Total income, net	93,680,774

Contributions:
Participant contributions	17,778,655
Employer contributions	16,510,108

Total contributions	34,288,763

Net additions	127,969,537

Deductions from net assets:
Benefits paid to participants	53,062,326
Administrative and other expenses	647,498

Total deductions	53,709,824

Net increase in net assets available for benefits	74,259,713

Net assets available for benefits, beginning of year	604,997,652

Net assets available for benefits, end of year	$679,257,365

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and 2016

(1) Plan Description
The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan sponsored by the Company covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”). The PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan. The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

Eligibility

Eligible employees of the Company and its participating affiliates may participate in the employee deferral portions of the Plan as of the first payroll period after the employee enrolls. An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Eligible employees of the Company and its participating affiliates who do not voluntarily elect to enroll in the employee deferral contributions portion of the Plan will be automatically enrolled in the employee deferral contributions portion of the Plan on the first day of the first payroll period after the employee has received notice of automatic enrollment and has been given a reasonable period in which to make an election. If an employee does not want to be automatically enrolled in the employee deferral contributions portion of the plan, the employee must affirmatively elect not to participate.

Contributions and Vesting

Eligible employees may contribute between 1% and 100% of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code (“IRC”). For 2017, the maximum allowable contribution was $18,000. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC. The maximum catch-up contribution for 2017 was $6,000. Participants may also elect to make Roth contributions utilizing after-tax contributions.

If an employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant’s compensation each payroll period and contribute that amount on a before-tax basis to the participant’s account in the Plan. All participants’ before-tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before-tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant’s contributions increased.

The Company provides a matching contribution of 75% of the participant’s contributions up to 6% of the participant’s eligible compensation (maximum Company matching contribution of 4.5%). The Company also contributes the following percentages of the participant’s eligible compensation based on the participant’s age:

Under 40 years of age	3%
40 - 44 years of age	5%
45 - 49 years of age	6%
50 - 54 years of age	8%
55 years of age or older	10%

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and 2016

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, the Company match, the age based contribution described in the above table, and the rate of return on the investments. If an employee does not participate in the matching contributions, a retirement benefit will be derived exclusively from the age based contributions made by the Company and return on investments. Should an employee take full advantage of the matching portions by contributing 6%, a retirement contribution ranging from 13.5% to 20.5%, subject to annual maximums established under the IRC, can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon. In addition, participants are vested in the Company’s contributions to the participant’s Plan account as soon as they are made.

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s contributions, and the participant’s share of the Plan’s income and expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

Participants allocate their contributions among various investment options.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Amortization periods may not exceed five years, except for loans for the purchase of a primary residence, which may be repaid over a longer period of time as determined by the Committee. All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. Any loan is secured by 50% of the balance in the participant’s account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Outstanding loans at December 31, 2017 have interest rates ranging from 5.75% to 6.75% and mature through March 2027.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and 2016

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

Investment Valuation

Investments of the Plan are stated at fair value. See Note 5. Purchases and sales of investments are reflected on a trade-date basis.

Participants do not have a beneficial ownership in the specific underlying securities in any of the investments (except for the PNM Resources, Inc. Common Stock), but have an interest therein represented by units valued as of the last business day of the period.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and measured at their unpaid principal balance, plus accrued but unpaid interest at the end of the period. Delinquent notes receivable from participants are considered distributions upon the occurrence of an event of default as defined by the loan policy of Plan. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

The Company and participants share in the administrative expenses of the Plan, except for the administrative costs of the investment funds and loan processing fees that are all paid by the participants.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

GAAP defines subsequent events as events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued or are available to be issued. Based on their nature, magnitude, and timing, certain subsequent events may be required to be reflected at the date of the Statement of Net Assets Available for Benefits and/or required to be disclosed in the notes to the financial statements. The Plan has evaluated subsequent events as required by GAAP.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and 2016

(3) Tax Status

The Internal Revenue Service (“IRS”) issued a favorable determination letter dated December 26, 2017, which states that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Therefore, the Plan’s net investment income is exempt from income taxes. The Plan has been amended since the determination letter was requested. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan to evaluate tax positions and recognize tax assets (liabilities) for uncertain tax positions that more likely than not would not be sustained upon examination by the IRS. The Plan has no uncertain tax positions taken or expected to be taken as of December 31, 2017 and 2016. The Plan is subject to routine audits by taxing jurisdictions.

(4) Party-in-Interest

The Plan presently holds shares of the Company’s stock. Participants are allowed to invest their accounts in the PNMR Common Stock Fund. In addition, the Plan invests in shares of investment funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as the Trustee for only those investments as defined by the Plan. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

(5) Fair Value Disclosures
GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Plan to the extent quoted market prices are not available.

The Plan determines the fair values of investments based on the fair value hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan has no Level 2 or Level 3 investments. Transfers between investment levels are recognized at the end of the period. The Plan had no transfers between levels during the year ended December 31, 2017.

Fair values of Plan investments in registered investment companies and one collective investment trust (“CIT”) are based on quoted market prices, which equal the net asset value (“NAV”) of shares held by the Plan at year-end. The PNM Resources, Inc. Common Stock Fund is valued at its year-end unit closing price. GAAP provides a practical expedient that allows NAV to be considered fair value for investments in certain investment companies for which a readily determinable fair value is not available. Investments valued using this practical expedient are not required to be presented within the GAAP fair value hierarchy. The Plan invests in a Retirement Savings Trust fund, which is a CIT, that seeks to provide current and stable income. That fund provides for the collective investment of assets of tax-exempt pension and profit sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts. There is not a readily determinable fair value for the Retirement Savings Trust fund and the Plan utilizes NAV as the fair value of that CIT in accordance with the practical expedient.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017 and 2016

Investments measured at fair value consisted of the following types of investments. All categorized investments are classified as Level 1 according to the fair value hierarchy.

	December 31
	2017	2016
Categorized investments:
Registered investment companies	$570,175,291	$496,762,180
Collective investment trust	41,981,946	32,548,628
PNM Resources, Inc. Common Stock Fund	8,800,960	7,887,418
	620,958,197	537,198,226
Uncategorized investments:
Collective investment trust	48,334,372	57,535,764
Total investments measured at fair value	$669,292,569	$594,733,990

(6) Reconciliation of Financial Statements to Form 5500

There are no differences between the financial statement amounts and the amounts reflected in the Department of Labor Form 5500 for net assets available for benefits as of December 31, 2017 and 2016 or changes in net assets available for benefits for the year ended December 31, 2017.

Schedule I

PNM Resources, Inc. Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Identity of Issue		Description of Investment	Cost	Carrying Value

Investments at Fair Value
*	Vanguard Wellington Fund	Registered investment company	**	$84,524,348
*	Vanguard Index Fund	Registered investment company	**	82,057,157
*	Vanguard PRIMECAP Fund	Registered investment company	**	77,659,249
*	Vanguard Prime Money Market Fund	Registered investment company	**	33,646,044
*	Vanguard Windsor II Fund	Registered investment company	**	30,983,984
*	Vanguard Institutional Target Retirement Income	Registered investment company	**	16,822,044
*	Vanguard Institutional Target Retirement 2015	Registered investment company	**	21,948,186
*	Vanguard Institutional Target Retirement 2020	Registered investment company	**	17,617,586
*	Vanguard Institutional Target Retirement 2025	Registered investment company	**	54,720,823
*	Vanguard Institutional Target Retirement 2030	Registered investment company	**	9,084,380
*	Vanguard Institutional Target Retirement 2035	Registered investment company	**	29,488,374
*	Vanguard Institutional Target Retirement 2040	Registered investment company	**	5,557,319
*	Vanguard Institutional Target Retirement 2045	Registered investment company	**	26,587,847
*	Vanguard Institutional Target Retirement 2050	Registered investment company	**	5,024,394
*	Vanguard Institutional Target Retirement 2055	Registered investment company	**	2,800,640
*	Vanguard Institutional Target Retirement 2060	Registered investment company	**	1,396,728
*	Met West Total Ret Bond P	Registered investment company	**	41,745,903
*	Wells Fargo Advantage Discovery Fund Institutional	Registered investment company	**	19,950,073
*	MndrIntgrty SmMdCap Val Y	Registered investment company	**	8,560,212
*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	8,800,960
*	Pzena IntrntlExp VACWI I 1	Collective investment trust	**	41,981,946
*	Vanguard Retirement Savings Trust III	Collective investment trust	**	48,334,372

	Total investments at fair value			669,292,569

*	Notes receivable from participants	5.75% - 6.75%, maturing through March 2027	**	9,413,113

				$678,705,682

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

Schedule II

PNM Resources, Inc. Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2017

TRAN	SHARES/		COST OF	PROCEEDS	COST OF ASSETS	GAIN/
CODE	PAR VALUE	SECURITY DESCRIPTION	PURCHASES	FROM SALES	DISPOSED	LOSS

B	58,115,137.480	INST TARGET RET 2025 FUND	$58,115,137
S	8,891,692.620	INST TARGET RET 2025 FUND		$9,261,350	$8,891,693	$369,657
B	28,516,559.160	INST TARGET RET 2035 FUND	$28,516,559
S	2,809,812.340	INST TARGET RET 2035 FUND		$3,017,221	$2,809,812	$207,409
B	17,910,932.470	VANGUARD WELLINGTON ADM	$17,910,932
S	12,302,430.130	VANGUARD WELLINGTON ADM		$12,804,021	$12,302,430	$501,591
B	72,315,180.760	VANGUARD RETIRE SVGS TRUST III	$72,315,181
S	23,980,808.070	VANGUARD RETIRE SVGS TRUST III		$23,980,808	$23,980,808	$—

EXHIBIT INDEX

Exhibit Number:

23.1	Consent of Moss Adams LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM Resources, Inc.
Retirement Savings Plan
(Name of Plan)

Date: June 18, 2018	By:	/s/ Elisabeth Eden
Elisabeth Eden
PNM Resources, Inc.
Vice President, Human Resources